BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

November 12, 2019

Re:	BriaCell Therapeutics Corp.
Registration Statement on Form F-1 Filed on October 22, 2019
File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby confidentially submitting a Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 30, 2019 (the “Draft Submission”) and a Registration Statement on Form F-1 (the “Registration Statement”) on October 22, 2019. Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 7, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Prospectus Summary

Overview of the Company, page 5

1.	We note your revisions in response to prior comment 3; however, your revised Summary presentation includes graphics concerning proposed mechanisms of action that are highly detailed, reliant on complex scientific terminology, and repetitive of graphics presented in your Business section. Accordingly, please revise your Summary presentation to remove these graphics or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the graphics from the Summary presentation on page 5.

2.	We note your revisions in response to prior comment 4. Your disclosure in the seventh paragraph on page 5 indicates that your development work is now focused on a combination therapy involving your product and Incyte Corporation’s PD-1 inhibitor pursuant to a collaboration and supply agreement. If so, please revise the third and seventh paragraphs on page 5 to remove references to Keytruda and Merck. To the extent that you are actively pursuing development of a combination therapy using Keytruda and wish to highlight it in your Summary, the Summary should clarify whether you have a license and/or collaboration/supply agreement with Merck, or whether you will need such agreement(s) to commercialize a combination therapy using Keytruda.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the references to Keytruda and Merck on page 5.

Products/Pipeline, page 5

3.	We note that you will need to complete your Phase I/IIa study and additional clinical studies before the FDA determines whether your product candidate will be approved for commercial sale. Please revise your disclosure to discuss the additional clinical studies that will need to be completed prior to submitting a Biologics License Application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 to discuss the additional clinical studies that will need to be completed prior to submitting a Biologics License Application as follows:

“BriaCell plans to continue the Phase I/IIa study of the combination of Bria-IMT™ with INCMGA00012 and epacadostat. Once sufficient data is available from this study (anticipated to include data on at least 30 patients), BriaCell will determine the design of a Phase II registration study. BriaCell will negotiate with the FDA to obtain a “Special Protocol Assessment” (SPA) of the registration study. Under the SPA, the FDA would agree with the design and endpoints of the registration study and if these endpoints are met, would agree to grant marketing approval of the drug. Completion of the Phase II registration study will permit BriaCell to submit a Biologics License Application for Bria-IMT.”

Description of Business Manufacturing, page 72

4.	We note your response to our prior comment 32. Please also expand your disclosure on page 72 to discuss the termination provisions of each agreement. In addition, please refile Exhibit 10.9 to include Attachments One and Two.

Response: The Company respectfully acknowledges the Staff’s comment and has refiled Exhibit 10.9 to include Attachments One and Two. The Company respectfully acknowledges the Staff’s comment and has expanded the discussion of the termination provisions of each manufacturing agreement discussed on page 71. The expanded language is provided in bold font below:

“On June 11, 2015, the Company entered into an Agreement for Services with The Regents of the University of California, acting for and on behalf of its University of California, Davis Health System (“UC Davis”), pursuant to which UC Davis manufactures Bria-IMT (previously known as BriaVax) at its GMP facility. The Company pays UC Davis certain hourly rates depending on the specific services provided by UC Davis in connection with its manufacturing of Bria-IMT. Either Party may terminate this Agreement without cause by giving thirty (30) calendar days written notice to the other. To effect termination in the event of a material breach of this Agreement, the aggrieved party must provide written notice of the breach to the offending party and allow the offending party ten (10) business days to cure the breach. If the offending party does not cure the breach within ten (10) business days, the Agreement will immediately and automatically terminate on the eleventh (11th) day. This Agreement shall be subject to immediate termination in the event that any Party is excluded from participation in any federal healthcare or procurement program. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties that accrued prior to the date of termination. BriaCell shall pay UC Davis for all Services rendered and obligations incurred under the Agreement that cannot reasonably be terminated immediately upon notice of termination up to the date of termination of this Agreement, regardless of the reason for termination.”

“Pursuant to the Company’s Masters Services Agreement with KBI, dated March 17, 2017, KBI has conducted developmental studies to derive and optimize a cryopreserved formulation of Bria-IMT (previously known as BriaVax) as a research working cell bank (RCB) of final drug product doses suitable for cold chain shipment (the “KBI Services”). The Company pays for the cost of materials, consumables, and third party services, plus an additional 5% fee to compensate KBI for the cost of purchasing, material handling, inventory and administration and management of third party services necessary for KBI Biopharma to perform the KBI Services. The Masters Services Agreement with KBI terminates on March 17, 2022. BriaCell may terminate this Agreement or a Proposal prior to completion of the Proposal by providing sixty (60) days written notice to KBI Biopharma. In the event that this Agreement or a Proposal is terminated for any reason other than (i) by Client for KBI Biopharma’s material breach or (ii) by Client, Client shall pay KBI Biopharma upon receipt of invoice all of its costs for Services performed and expenses incurred or irrevocably obligated related to the Proposal and wind down of activities, plus, as liquidated damages and not as a penalty, an amount equal to the greater of (a) twenty percent (20%) of the cost of the Services not yet performed as of the effective date of termination for any Proposal terminated; or (b) the amounts due for cancellation or postponement of any manufacturing runs scheduled within 180 days of the termination. In the event of a material breach of this Agreement by a Party that is not cured within thirty (30) days of written notice of such breach by the non-breaching Party, the non-breaching Party may terminate this Agreement or a Proposal immediately upon written notice. Upon such termination, KBI Biopharma will promptly scale down the affected portion of the Proposal and use its reasonable commercial efforts to avoid (or minimize, where non-cancellable) additional expenses. It is understood between the Parties that KBI Biopharma will incur substantial costs for reservations of resources and planning in order to undertake the provision of Services. Therefore, in the event of termination by KBI Biopharma, Client shall pay KBI Biopharma upon receipt of invoice all of its costs incurred or irrevocably obligated related to the Proposal and wind down of activities, plus, as liquidated damages and not as a penalty, an amount equal to the greater of (a) fifty percent (50%) of the cost of the Services not yet performed as of the effective date of termination for any Proposal terminated; or (b) the amounts due for cancellation or postponement of any manufacturing runs scheduled within 180 days of the termination. In the event of termination by Client, Client’s sole remedy shall be a reduction in the total contract price for the Services in an amount equal to the difference between: (i) the total contract price for the Proposal; and, (ii) the price of the Services properly performed. This Agreement may also be terminated upon written notice by a Party in the event: (i) the other Party voluntarily enters into bankruptcy proceedings; (ii) the other Party makes an assignment for the benefit of creditors; (iii) a petition is filed against the other Party under a bankruptcy law, a corporate reorganization law, or any other law for relief of debtors or similar law analogous in purpose or effect, which petition is not stayed or dismissed within thirty (30) days of filing thereof; or (iv) the other Party enters into liquidation or dissolution proceedings or a receiver is appointed with respect to any assets of the other Party, which appointment is not vacated within one hundred and twenty (120) days.”

Government Regulation, page 72

5.	We note your revised disclosure on page 74 that in some cases, FDA will grant preliminary marketing authorization for drugs treating areas of unmet medical need based on Phase 2 clinical trials and that in this case, they will also require confirmatory Phase 3 evaluation post-marketing. Please revise your disclosure to clarify whether you will need to complete Phase 3 clinical trials prior to submitting your marketing application and to describe what the Phase 3 evaluation post-marketing will entail.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 by including the following language:

“BriaCell is evaluating Bria-IMT in patients with breast cancer who have failed at least two prior lines of therapy. In this population there is no approved therapy. Therefore, the development plan for Bria-IMT is an area of high unmet medical need. It is anticipated that BriaCell will not need to complete Phase 3 clinical trials prior to submitting the marketing application for Bria-IMT in patients with advanced breast cancer who have failed at least two prior lines of therapy. In this case a confirmatory Phase 3 evaluation post-marketing will be required. It is anticipated that this would consist of a randomized, controlled clinical trial of Bria-IMT in combination with immune checkpoint inhibitors compared with best available therapy. However, this design is subject to negotiation with the FDA.”

Material Agreements, page 122

6.

We note that many of your material agreements relate to conducting clinical studies of a product candidate called BriaVaxTM. Please tell us the significance of BriaVaxTM to your business operations and why there is no disclosure relating to it in the discussion of your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment. BriaCell is developing a whole cell immunotherapy derived from a genetically modified breast cancer cell line designated SV-BR-1-GM. In prior years, SV-BR-1-GM has been referred to as BriaVax™. However, during clinical evaluation, some of our investigators requested that we not refer to our therapy as a vaccine as this was confusing to patients who thought vaccines only work to prevent disease. Therefore, we changed the name from BriaVax to Bria-IMT (with IMT standing for immunotherapy). This has been clarified where the term BriaVax™ has been used, such as on pages 44, 71 and 123, except in historical documents which used this term.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus